UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2026

CWS Investments Inc.

Virginia	88-0822121
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

1750 Tysons Blvd Suite 1500, McLean, VA 22102

866-226-5736

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The consolidated financial statements and discussion and analysis of our financial condition, results of operations, and consolidated financial statements contained here within should be read in conjunction with our Offering Circular dated February 11, 2026 found here. This discussion and analysis may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. The accompanying consolidated balance sheets, statements of operations, shareholders’ deficit and cash flows as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025 are unaudited and have not been reviewed by an external auditor. Certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these unaudited interim consolidated financial statements. The consolidated financial statements herein should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 1-K found here. References to the “Company” or “we” or “our” refer to CWS Investments Inc., and its wholly owned subsidiaries CWS-RAI LLC, CWS SFR 1, LLC, and CWS Real Estate Holdings I LLC.

Overview

CWS Investments Inc. is a Virginia-based corporation, formed on February 22, 2022. The Company specializes in acquiring and managing real estate-backed loans and other real estate-related assets, including single-family homes and smaller multi-family residential properties.

Acquisition and Management of Real Estate-Backed Loans: The Company purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (“Notes”) across the United States. The Company seeks to acquire Notes with conservative loan-to-value characteristics intended to provide collateral coverage for its investment. The Company believes this approach mitigates credit risk within its investment portfolio.

Origination and Purchases of Business-Purpose Loans: In addition to acquiring Notes, the Company originates and purchases business-purpose loans throughout the United States. These loans are designed to support various business activities and are secured by real estate, further aligning with our investment strategy.

While the Company primarily invests in first mortgages, we may opportunistically invest in second mortgages if the Company’s underwriting criteria are met. The Company believes this flexibility allows us to respond to market conditions while maintaining our risk profile.

Investment in Real Estate Properties: The Company may also invest in single-family homes in middle- and upper-income markets and smaller multi-family residential properties. Additionally, the Company may undertake any actions incidental and conducive to the furtherance of its stated purposes.

The Company’s portfolio consists of the following asset categories:

Residential Mortgage Loans (“RMLs”): Loans secured by residential real estate and made to borrowers for personal, family, vacation, or household use. We purchase both performing and non-performing Residential Mortgage Loans in the secondary market in order to maintain diversification within the portfolio. The Company focuses primarily on non-performing loans because they are typically acquired at a greater discount to the unpaid principal balance (“UPB”), accrued interest, and advances than performing loans.

Business-Purpose Mortgage Loans (“BPLs”): Loans secured by real estate and made to an individual or entity for a non-consumer purpose such as purchasing an investment property that will be used as a rental property. The borrower may be either a natural person or a business entity obligated to repay the loan. BPLs are typically short-term in nature and are intended to “bridge” the gap until the borrower secures permanent financing or sells the property. The Company’s BPLs consist of the following categories: Real Estate Construction, Real Estate Commercial, and Real Estate Residential.

Real Estate Properties: The Company also owns single-family homes and multi-family residential properties.

Other Real Estate Owned (“OREO”): OREO consists of real property acquired by the Company in full or partial settlement of loan obligations, generally through foreclosure or deed in lieu of foreclosure.

RESULTS OF OPERATIONS

In the opinion of Management, all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

The following Results of Operations are based on the unaudited consolidated financial statements for the six months ended June 30, 2026 (“SME June 30, 2026”), the unaudited consolidated financial statements for the six months ended June 30, 2025 (“SME June 30, 2025”), and the audited consolidated financial statements as of December 31, 2025.

For the SME June 30, 2026, the Company had Net Income of $3,586,002, after income tax expense of $1,259,946, total revenues of $2,661,279, and other income of $5,240,379. The Net Income was primarily driven by interest income on loans of $1,505,372, gains on transfer from loan to OREO of $4,947,654, depreciation expense of $184,447, real estate property expenses of $872,658, personnel expenses of $917,093 and interest payment expenses of $633,951.

For the SME June 30, 2025, the Company had Net Income of $920,708, total revenues of $1,703,808, and other income of $1,082,434. The Net Income was primarily driven by interest income on loans of $1,377,972, gains on transfer from loan to OREO of $790,748, and personnel expenses of $702,546.

Revenues

Loan Interest Income

We currently generate the majority of our revenue from interest on loans, lender fees, and sales of loans and real estate. The amount of revenue from interest on loans of $1,505,372 for the SME June 30, 2026 was recognized on 36 loans. Interest revenue of $1,377,972 for the SME June 30, 2025 was recognized on 35 loans. The amount of revenue from interest on loans increased for the SME June 30, 2026 as compared to the SME June 30, 2025 due to an increase in the number of prepayments on loans in nonaccrual status.

Interest Income on loans in the Consolidated Statements of Operations in the consolidated financial statements is comprised of interest earned from the following situations:

●	Prepayments of nonaccrual (“non-performing”) loans

●	Prepayments of accrual (“performing”) loans

●	Contractual interest payments due on performing loans

The following table summarizes the revenue included in Interest on Loans in the Consolidated Statements of Operations due to prepayments of non-performing and performing loans:

	SME June 30, 2026
	Non-performing	Performing	Total
Interest on Loans	$300,161	$39,299	$339,460
Number of loans	3	3	6

	SME June 30, 2025
	Non-performing	Performing	Total
Interest on Loans	$22,997	$1,780	$24,777
Number of loans	1	1	2

Lender Fees

The increase in Lender Fees revenue for the SME June 30, 2026 as compared to the SME June 30, 2025 was primarily attributable to a contingent deferred fee earned upon the payoff of one loan.

Late Fees and Other

Late Fees are recognized as revenue when they are contractually due on performing loans. The increase in Late Fees for the SME June 30, 2026 as compared to the SME June 30, 2025 is due to the late fees occurring on business purpose mortgage loans with a higher unpaid principal balance. Late Fees on business purpose mortgage loans are generally calculated as a percentage of the UPB.

Advances are payments made by the Lender which are an obligation of the borrower. An example of Advances are payments made for property taxes, homeowners’ insurance or past due utility bills or municipal liens and fines. When the Company purchases a loan, there are sometimes Advances owed on the loan, in addition to the loan balance and unpaid interest of the loan. When we purchase a loan with Advances, this means the prior lender made an advance on the borrower’s behalf and the prior lender did not receive payment from the borrower for said Advances. If we purchase a loan with Advances, we are entitled to receive all future payments from the borrower for the unpaid balance of Advances. Payments we receive for the unpaid balance of Advances are recognized as revenue upon receipt and included in Late Fees and Other on the Consolidated Statements of Operations.

When we make Advances on the borrower’s behalf, the amount is recorded as a receivable and is shown in Other Receivables, net on the Consolidated Balance Sheets in the consolidated financial statements. When we receive a payment from the borrower for Advances paid by us (not the prior lender), the payment is recorded as a reduction to the receivable.

Rental Revenue

Our real estate portfolio includes select properties that have been converted to rental use and are occupied by tenants, which generate rental income for the Company. Rental income increased for the SME June 30, 2026, as compared to the SME June 30, 2025, primarily due to an increase in the number of rental properties generating income in the Company’s portfolio, from 4 properties as of June 30, 2025 to 21 properties as of June 30, 2026, including multi-family residential properties acquired through the foreclosure and/or deed in lieu of foreclosure process.  Of the 21 properties generating rental income for the SME June 30, 2026, 7 were acquired through purchase and 14 were acquired through foreclosure or deed in lieu of foreclosure. For the SME June 30, 2025, all rental income was generated from properties acquired through purchase.

Other Revenue

The increase in Other Revenue for the SME June 30, 2026 as compared to the SME June 30, 2025 is primarily attributable to an increase in dividend income. Dividend income is earned from a money market account established during 2025. The Company will temporarily place funds in such accounts following capital inflows, while conducting due diligence related to prospective asset acquisitions or loan originations. These placements are intended to preserve liquidity and generate short-term income during the interim evaluation period.

Other Income

We report gains and losses on the transfer and sale of our loans and real estate and gains on extinguishment of debt in Other Income in the Consolidated Statements of Operations in the consolidated financial statements.

The Gain on Sale of Real Estate Property for the SME June 30, 2026 of $97,516 was from the sale of one property. The Loss on Sale of OREO of $11,372 was from the sale of two properties. The Gain on Sale of Real Estate Property for the SME June 30, 2025 of $137,531 was from the sale of one property.

The Gain on Transfer from Loan to OREO for the SME June 30, 2026 of $4,947,654 was from the transfer from loan to OREO of 34 loans, including multiple residential multi-family properties. The Gain on Transfer from Loan to OREO for the SME June 30, 2025 of $790,748 was from the transfer from loan to OREO of 10 loans. The Gain on Transfer from Loan to OREO is primarily due to the Company resolving defaulted business purpose loans by taking title to the underlying collateral, most often through a deed in lieu of foreclosure or foreclosure. As the Company has opportunistically expanded its business purpose loan portfolio, the frequency of these workouts, and the resulting transfers from loan to OREO, have increased.

The Gain on Sale of Mortgage Loans of $71,168 for the SME June 30, 2026 is from the sale of 6 residential mortgage loans. The Gain on Sale of Mortgage Loans of $154,155 for the SME June 30, 2025 is from the sale of 11 residential mortgage loans. The Gain on Sale of Mortgage Loans is primarily due to the Company liquidating loans as per the business plan, which includes selling non-performing loans off to the secondary market once the borrowers resume making payments and the loans are considered reperforming.

The Gain on Extinguishment of Debt of $135,413 for the SME June 30, 2026 resulted from the payoff of a senior lien on a real estate property the Company acquired through foreclosure. In connection with the payoff, the senior lienholder agreed to accept an amount less than the outstanding balance of the lien. The difference between the carrying amount of the senior lien obligation and the discounted payoff amount was recognized as a gain upon extinguishment of the debt. There was no Gain on Extinguishment of Debt for the SME June 30, 2025.

Expenses

Loan Expenses

The Company incurred expenses directly related to its Loans of $126,634 and $200,670 for the SME June 30, 2026 and the SME June 30, 2025, respectively, and is included in Loan Expenses in the Consolidated Statements of Operations. The following table is a breakdown of our Loan Expenses:

	SME June 30, 2026	SME June 30, 2025
Due Diligence	$34,103	$33,850
Legal	53,759	55,294
Loan Servicing Fees	22,269	13,567
Miscellaneous	16,503	97,959
Total Loan Expenses	$126,634	$200,670

The Company performs due diligence on the loans prior to purchase. Due diligence expenses may include costs for title search and review, property inspections, attorney reviews and engaging third parties to review any available information about the loans, the creditworthiness of the borrower, and evaluating the value and condition of the underlying collateral on the loan. Due diligence costs were similar for the SME June 30, 2026 and SME June 30, 2025 due to the volume of loans reviewed remaining constant. As loan opportunities were evaluated, related expenses such as third-party reports, valuations, and underwriting analyses remained similar.

Legal expenses directly related to our loans generally relate to legal action pertaining to our non-performing loans. Legal expenses were comparable for the SME June 30, 2026, as compared to the SME June 30, 2025, primarily due to a similar number of loans proceeding through bankruptcy and foreclosure.

We utilize a loan servicing company for our loans and pay a monthly servicing fee along with other miscellaneous servicing expenses to the loan servicing company. The increase in Loan Servicing Fees for the SME June 30, 2026 as compared to the SME June 30, 2025 was due to the increase in the number of loans being boarded, serviced and deboarded in our portfolio.

Real Estate Property Expenses

Real Estate Property Expenses include expenses related to the Company’s multi-family rental properties, residential properties, and its OREO. Expenses include insurance, property management fees, property taxes, repairs and maintenance, utilities, and other miscellaneous expenses. Real Estate Property Expenses of $872,658 and $84,080 as shown in Real Estate Property Expenses in the Consolidated Statements of Operations for the SME June 30, 2026 and June 30, 2025, respectively, consist of the following:

	SME June 30,
	2026	2025
Insurance	$192,665	$6,675
Property Management Fees	24,343	3,060
Property Taxes	278,526	4,108
Repairs and Maintenance	93,983	43,255
Utilities	108,348	5,602
Selling Expenses	50,260	14,150
Other Miscellaneous Expenses	124,533	7,230
Total Real Estate Property Expenses	$872,658	$84,080

Real estate expenses increased for the SME June 30, 2026, as compared to the SME June 30, 2025, primarily due to the growth of the number of assets in the Company’s real estate portfolio, which expanded from 19 properties to 69 properties. This growth included the addition of multiple multi-family residential properties, ranging from 5 to 67 units each.

General and Administrative (“G&A”) Expenses

G&A Expenses increased to $394,529 for the SME June 30, 2026 from $279,795 for the SME June 30, 2025 primarily due to an increase in accounting, tax, and legal costs. We regularly review our general and administrative expenses by assessing actual as compared to budgeted costs each month.

Depreciation Expense

The Company records depreciation expense on its real estate properties held for use on a straight-line basis over their estimated useful lives, generally ranging from 15 to 40 years. Depreciation expense was $184,447 for the SME June 30, 2026, compared to $0 for the SME June 30, 2025, and consisted of $183,587 on real estate properties held for use and $860 on furniture and equipment. The increase reflects the growth of the Company’s portfolio of real estate properties held for use, including multi-family residential properties acquired through foreclosure or deed in lieu of foreclosure. Depreciation is not recorded on OREO properties, as these assets are held for sale.

Interest Expense on Debt

Interest Expense on debt was $59,199 for the SME June 30, 2026, compared to $0 for the SME June 30, 2025. Interest Expense on debt for the SME June 30, 2026 relates to senior liens on real estate properties the Company acquired through foreclosure or deed in lieu of foreclosure. When the Company takes title to a property that remains subject to a senior lien, the senior lien obligation is recorded as a liability at its fair value as of the foreclosure date, and interest expense is recognized on the senior lien until it is paid off or otherwise satisfied, including through a discounted payoff. All senior liens were paid off during the SME June 30, 2026, as discussed under Liquidity and Capital Resources below. No Interest Expense on debt was incurred under the Company’s revolving line of credit, as no advances had been requested as of June 30, 2026, and the term loan described under Liquidity and Capital Resources below was obtained subsequent to June 30, 2026.

Income Taxes

The Company is taxed as a C corporation for federal and state income tax purposes. For interim periods, the Company records income tax expense by applying its estimated annual effective tax rate to year-to-date income before income taxes, in accordance with ASC 740-270, Income Taxes—Interim Reporting. For the SME June 30, 2026, the Company recorded income tax expense of $1,259,946, based on an estimated annual effective tax rate of 26%, which reflects the federal statutory rate of 21% and state income taxes, net of the federal benefit. Income tax expense was $9,705 for the SME June 30, 2025. Income tax expense for the year ending December 31, 2026 will be determined as part of the Company’s year-end tax provision and may differ from the amount recorded for the SME June 30, 2026. The deferred tax asset of $127,104 on the Consolidated Balance Sheet as of June 30, 2026 reflects the balance determined as part of the Company’s tax provision as of December 31, 2025 and will be remeasured as part of the year-end tax provision.

LIQUIDITY AND CAPITAL RESOURCES

We require capital to fund our investment activities and operating expenses. Our sources of capital may include net proceeds from our future Offerings, cash flow from operations, net proceeds from asset repayments and sales and borrowings under credit facilities.

We anticipate that cash on hand, along with future operational cash flows and proceeds from potential future offerings, will provide sufficient liquidity to meet our future funding commitments and operational costs. The Company may consider financing options that allow leveraging its portfolio.

If we are unable to raise additional funds, we may face long-term liquidity and capital resource challenges. This would result in fewer investments, leading to less diversification in the type, number, and size of our investments.

Additionally, continued capital raising will allow us to grow our portfolio of investments which is anticipated to reduce our fixed operating expenses as a percentage of gross income and increase liquidity. We expect to continue paying interest on bonds and dividends on Series A preferred shares and bonus shares on a monthly basis in the near term from operating income, offering proceeds and other sources.

The Company had cash on hand of $6,207,174 as of June 30, 2026. We obtain the capital to fund our investment activities and operating expenses from the issuance of bonds and previously from the issuance of preferred shares. The Company also has access to a $7,500,000 credit facility, which provides additional capacity to fund investment activity and operating expenses.

On May 28, 2026, the Company entered into a revolving line of credit with a loan commitment of $7,500,000. Advances under the revolving line of credit are collateralized by individual loans or real estate in the Company’s portfolio. Each advance bears interest at a floating rate equal to Bank of America published prime rate of interest plus 0.500% with a floor of 6.750% per annum. As of June 30, 2026, the Company had not requested any advances under the revolving line of credit.

From Inception (February 22, 2022) through June 30, 2026, the Company raised $48,127,940 (net of redemptions) of capital through the issuance of Series A preferred shares. During the same period, the Company issued 193,513 Shares of Class A Series A preferred bonus shares (net of forfeitures via early redemption). In addition, the Company has received $13,812,000 (net of redemptions) through the issuance of Series B bonds. The following table represents a rollforward of the number of Shares, by class, subject to redemption from Inception (February 22, 2022) through June 30, 2026:

	Series A Preferred Shares Subject to Redemption
	Class A	Class B	Class C	Class D	Total
Balance at inception February 22, 2022	-	-	-	-	-
Shares Issued	660,163	-	-	-	660,163
Bonus Shares Issued	34,979	-	-	-	34,979
Balance at December 31, 2022	695,142	-	-	-	695,142
Shares Issued	1,283,723	78,800	50,000	-	1,412,523
Bonus Shares Issued	58,451	-	-	-	58,451
Shares Redeemed	(22,550)	-	-	-	(22,550)
Bonus Shares forfeited	(978)	-	-	-	(978)
Balance at December 31, 2023	2,013,788	78,800	50,000	-	2,142,588
Shares Issued	945,940	170,800	55,000	80,000	1,251,740
Bonus Shares Issued	43,886	-	-	-	43,886
Gross Up Shares	-	4,875	-	-	4,875
Shares Redeemed	(8,850)	-	-	-	(8,850)
Bonus Shares forfeited	(350)	-	-	-	(350)
Balance at December 31, 2024	2,994,414	254,475	105,000	80,000	3,433,889
Shares Issued	1,258,318	231,750	50,000	75,000	1,615,068
Bonus Shares Issued	62,125	-	-	-	62,125
Gross Up Shares	-	6,117	1,250	-	7,367
Shares Redeemed	(72,550)	-	-	-	(72,550)
Bonus Shares forfeited	(4,350)	-	-	-	(4,350)
Balance at December 31, 2025	4,237,957	492,342	156,250	155,000	5,041,549
Gross Up Shares forfeited	-	(250)	-	-	(250)
Shares Redeemed	(7,750)	(15,000)	-	-	(22,750)
Bonus Shares forfeited	(250)	-	-	-	(250)
Balance at June 30, 2026	4,229,957	477,092	156,250	155,000	5,018,299

Below is a summary of the classes and amounts of Bonds outstanding as of June 30, 2026:

Amount
Class A1	$205,000
Class A4	$156,000
Class B4	$364,000
Class B7	$511,000
Class D5	$9,134,000
Class E5	$3,442,000
Total	$13,812,000

On April 15, 2026, the Board of Directors approved a plan to discontinue the Company’s correspondent lending activities. In connection with this decision, the Company closed the warehouse line of credit that had been established to fund those activities. The discontinuation did not have a material effect on the Company’s net income or ongoing operations, as correspondent lending was not a material contributor to the Company’s net income.

Other Liabilities of $2,097,762 as of December 31, 2025 represented the fair value, determined as of the date of foreclosure, of senior liens on real estate properties the Company acquired through foreclosure or deed in lieu of foreclosure. During the SME June 30, 2026, the Company acquired additional real estate properties through foreclosure that were subject to senior liens with an aggregate fair value of $3,936,775 as of the respective foreclosure dates. The Company paid off all these senior liens during the SME June 30, 2026, resulting in total principal payments of $5,899,124, which are presented as Principal payments on debt assumed through foreclosure within financing activities in the Consolidated Statements of Cash Flows. In connection with one of these payoffs, the senior lienholder accepted a discounted payoff, resulting in the Gain on Extinguishment of Debt of $135,413 discussed under Other Income above. As a result, the Company had no senior lien obligations outstanding as of June 30, 2026.

Subsequent to June 30, 2026, the Company settled a borrower claim pursuant to which the Company agreed to pay approximately $1,875,000, of which $285,000 is reimbursable from insurance. The Company may from time to time be subject to borrower claims such as this one which may result in settlements and legal expenses that would reduce liquidity.

Subsequent to June 30, 2026, the Company obtained separate term financing secured by 13 of the real estate properties in its portfolio. The financing, which is unrelated to the revolving line of credit described above, consists of a term loan in the aggregate principal amount of $1,983,000, bearing interest at a fixed rate of 7.06% per annum, with a maturity date of September 9, 2031. The Company intends to use the proceeds from this financing for the acquisition of additional loans and/or real estate properties. Management believes this financing will enhance the Company’s liquidity position and provide additional capital for the Company’s continued portfolio growth.

TREND INFORMATION

Mortgage rates moved higher over the first six months of 2026, climbing from the high 5% range at the start of the year into the mid 6% range by June 30, with several sharp moves along the way rather than a steady climb. That volatility, more than the direction alone, has shaped borrower behavior in our portfolio: it has slowed voluntary prepayments through the sale of the property and refinancing among performing borrowers while adding pressure to borrowers who were already thin on margin.

Home prices are no longer moving as one national market. Some metropolitan areas and regions are still seeing price appreciation, supported by tight local supply, while other markets, particularly those that saw the sharpest run-ups over the past several years, are experiencing outright price declines. We view this as a locale-driven story rather than a broad national trend, which means the performance of any individual loan in our portfolio depends heavily on the specific market its collateral sits in, not on national headlines.

Against that backdrop, we have seen a clear uptick in defaults among business-purpose non-performing loans in our portfolio. These borrowers tend to operate with thinner margins and less cushion than owner-occupied borrowers, and higher-for-longer rates combined with softening values in some of their local markets have pushed more of them into default over the period. We have also observed a broader increase in FHA loan defaults across the market. Those defaulted FHA loans have not yet made their way to the secondary market in meaningful volume, which in our view means the pricing and supply effects of that stress are still ahead of us rather than behind us, and we expect to see more FHA-related loan pools become available for purchase as that plays out over the coming quarters.

Capital formation across private credit more broadly has also slowed. Fundraising and new loan issuance across the sector have pulled back from where they stood over the past couple of years, and we have felt some of that same headwind in our own capital raising. We view this as consistent with a market that is repricing risk after a long run of easy growth, rather than as a sign of deteriorating credit fundamentals, but it is a trend worth watching because it affects how much capital is available across the industry to acquire the loan pools coming to market.

Taken together, these trends point to a market that is being repriced locally and asset by asset rather than moving in one direction. We are watching all of this closely given its relevance to our loan portfolio and our capital raising. As of June 30, 2026, we have not seen a significant effect on the Company’s performance, though continued deterioration in any of these areas, particularly a further slowdown in capital raising or a sharper decline in specific local markets, could affect our cash flow and our ability to make monthly distributions to investors.

Item 2. Other Information

Nothing to report as of June 30, 2026.

Item 3. Consolidated Financial Statements

CWS Investments Inc.

Consolidated Balance Sheets

As of June 30, 2026 and December 31, 2025

	As of June 30, 2026	As of December 31, 2025
ASSETS
Loans, held for investment	$16,497,128	$27,906,989
Less: current expected credit loss reserve	(424,000)	(717,529)
Loans, held for investment, net	16,073,128	27,189,460
Loans, held for sale, net	1,768,941	1,301,282
Real Estate Property, held for use	22,881,089	9,535,680
Real Estate Property, held for sale	212,576	857,936
Other Real Estate Property (“OREO”)	6,333,110	3,898,747
Cash and Cash Equivalents	6,207,174	6,804,501
Short-term Investments - Certificates of Deposit	102,863	101,330
Accounts Receivable	26,495	71,708
Interest Receivable	649	748,638
Other Receivables, net	1,094,046	553,089
Prepaid Expenses	47,000	20,661
Cash Surrender Value of Company-owned Life Insurance Policies	39,965	30,097
Deferred Tax Asset	127,104	127,104
Furniture and Equipment, net	2,810	3,670
Total Assets	54,916,950	51,243,903

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	$128,311	$364,308
Credit Card Obligations	83,281	39,919
Accrued Liabilities	39,722	377,404
Guarantee Liability	-	3,747
Tax Payable	1,293,811	109,550
Other Liabilities	-	2,097,762
Series B Bonds Payable, net	13,634,316	9,823,615
Total Liabilities	15,179,441	12,816,305

Commitments and Contingencies
Redeemable Series A Preferred Stock, 5,018,299 and 5,041,549 Shares Issued and Outstanding at June 30, 2026 and December 31, 2025, respectively, at Redemption Value	48,127,940	48,355,440
Stockholders’ Deficit	-
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(8,390,431)	(9,927,842)
Total Stockholders’ Deficit	(8,390,431)	(9,927,842)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$54,916,950	$51,243,903

See accompanying unaudited notes to the consolidated financial statements

CWS Investments Inc.

Consolidated Statements of Operations

For the Six Months Ended June 30, 2026 and June 30, 2025

	Six Months Ended June 30,
	2026	2025
REVENUES
Loans:
Interest Income	1,505,372	1,377,972
Late Fees and Other	105,254	9,830
Lender Fees	682,693	182,708
Interest Income - Short-term Investments	1,533	-
Rental Revenue	206,306	65,093
Other Revenue	160,121	68,205
Total Revenues	2,661,279	1,703,808

EXPENSES
Personnel Expenses	917,093	702,546
Loan Expenses	126,634	200,670
Real Estate Property Expenses	872,658	84,080
General and Administrative	394,529	279,795
Depreciation	184,447	-
Interest Expense on debt	59,199	-
Interest Expense on Series B Bonds	574,752	149,014
Provision for Credit Losses	(73,602)	439,724
Total Expenses	3,055,710	1,855,829

OTHER INCOME
Gain on Extinguishment of Debt	135,413	-
Gain on Transfer of Loan to OREO	4,947,654	790,748
Gain on Sale of Mortgage Loans	71,168	154,155
Loss on Sale of OREO	(11,372)	-
Gain on Sale of Real Estate Property	97,516	137,531
Total Other Income	5,240,379	1,082,434
INCOME BEFORE TAXES	4,845,948	930,413
Income Tax Expense	1,259,946	9,705
NET INCOME	3,586,002	920,708
Series A Preferred Stock Dividends	(2,055,956)	(1,572,838)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDER	1,530,046	(652,130)

See accompanying unaudited notes to the consolidated financial statements.

CWS Investments Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2026 and June 30, 2025

	Six Months Ended June 30,
	2026	2025
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$3,586,002	$920,708
Adjustments to Reconcile Net Income to Net Cash (Used in) Provided by Operating Activities:
Cash Surrender Value of Company-owned Life Insurance Policies	(9,868)	(10,620)
Accrued Interest on Loans	(74,887)	-
Lender fees and payment reserves on Loans HFI	11,908	25,342
Accretion of Loans HFI discount	(454,514)	(612,553)
Accretion of Lender Fees and Loan Costs, Loans HFI	(61,839)	(170,558)
Provision for losses on Recoverable Loan Expenses	(109,906)	(948)
Provision for Losses on Loans HFI	(103,275)	47,572
Market adjustment on OREO	-	393,100
PP&E: Accumulated Depreciation	860	-
Real Estate Property: Accumulated Depreciation	183,587	-
Loss on Sale of OREO	11,372	-
Gain on Transfer of Loan to OREO	(4,947,654)	(790,748)
Gain on Sale of Mortgage Loans	(71,169)	(154,155)
Gain on Sale of Real Estate Property	(97,517)	(137,530)
Gain on Extinguishment of Debt	(135,413)	-
Purchase of Loans HFS	(2,489,934)	(515,000)
Loan Costs, Loans HFS	(21,425)	-
Principal Payments Loans HFS	34,977	113,509
Proceeds from sale of Loans HFS	1,850,984	307,871

Changes in Operating Assets and Liabilities:
Accounts Receivable	(17,929)	229,772
Other Receivables	(601,615)	1,991,237
Prepaid Expenses	(26,340)	11,346
Interest Receivable	811,131	19,228
Credit Card Obligations	43,362	38,520
Guarantee Liability	(3,747)	-
Accrued Liabilities	(318,685)	(85,492)
Tax Payable	1,184,261	(51,895)
Accounts Payable	(235,997)	124,947
Due From Related Parties	-	(3,909)
Net Cash (Used in) Provided by Operating Activities	(2,063,270)	1,689,744

CASH FLOWS FROM INVESTING ACTIVITIES
Short term investments - CD	(1,533)	-
Origination and funding of loans and construction draws, Loans HFI, net of discount	(1,805,943)	-
Purchase of non PCD Loans HFI	(2,454,456)	-
Purchase of PCD Loans, Loans HFI	(5,694,947)	(12,539,655)
Broker Fees and Loan Costs for purchases of PCD Loans, Loans HFI	(9,155)	(157,125)
Principal Payments on Loans HFI	15,243,227	2,968,825
Real Estate Capital Improvements	(1,089,474)	(274,464)
Purchases of Real Estate Properties	(14,397)	(1,031,979)
Proceeds from Sale of Real Esate Property	765,737	1,790,174
Proceeds from Sale of OREO	989,159	-
Net Cash Provided by (Used in) Investing Activities	5,928,218	(9,244,224)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series A Preferred Shares	-	7,056,200
Redemption of Series A Preferred Shares, net of penalties	(220,135)	(264,750)
Offering Costs	-	(216,668)
Distributions to Preferred Stockholders	(2,055,956)	(1,572,838)
Debt Financing Costs	(18,999)	-
Issuance of Series B Bonds	3,895,000	5,542,847
Debt Issuance Costs, Series B Bonds	(34,299)	-
Redemption of Series B Bonds	(50,000)	-
Principal payments on debt assumed through foreclosure	(5,977,886)	-
Net Cash (Used in) Provided by Financing Activities	(4,462,275)	10,544,791
Net Increase in Cash and Cash Equivalents	(597,327)	2,990,310
Beginning of Year or Period	6,804,501	2,005,540
End of Year or Period	6,207,174	4,995,850

See accompanying unaudited notes to the consolidated financial statements

CWS Investments Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

For the Six Months Ended June 30, 2026 and June 30, 2025

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2026	$-	$-	$-	$(9,927,842)	$(9,927,842)
Issuance of Series A Preferred Shares	-	-	-	-	-
Reclassification of Preferred Stock at Redemption Value	-	-	-	-	-
Redemption of Series A Preferred Shares	(227,500)	-	-	-	(227,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	227,500	-	-	-	227,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	7,365	7,365
Offering Costs	-	-	-	-	-
Distributions to Preferred Stockholders	-	-	-	(2,055,956)	(2,055,956)
Net Income	-	-	-	3,586,002	3,586,002
Balance at June 30, 2026	$-	$-	$-	$(8,390,431)	$(8,390,431)

Balance at January 1, 2025	$-	$-	$-	$(8,152,504)	$(8,152,504)
Issuance of Series A Preferred Shares	7,056,200	-	-	-	7,056,200
Reclassification of Preferred Stock at Redemption Value	(7,056,200)	-	-	-	(7,056,200)
Redemption of Series A Preferred Shares	(270,500)	-	-	-	(270,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	270,500	-	-	-	270,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	5,750	5,750
Offering Costs	-	-	-	(216,668)	(216,668)
Distributions to Preferred Stockholders	-	-	-	(1,572,838)	(1,572,838)
Net Income	-	-	-	920,708	920,708
Balance at June 30, 2025	$-	$-	$-	$(9,015,552)	$(9,015,552)

See accompanying unaudited notes to the consolidated financial statements

CWS Investments Inc.

Notes to the Consolidated Financial Statements (unaudited)

1. ORGANIZATION AND BUSINESS

Nature of Operations

CWS Investments Inc. is a Virginia-based corporation formed on February 22, 2022. The Company originates, acquires, and manages real estate-backed loans and other real estate-related assets throughout the United States. The Company’s primary investment activities include the purchase of performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property. The Company also invests in single-family residential properties and smaller multi-family residential properties, generally consisting of properties with fewer than 100 units.

The Company primarily invests in first-lien mortgage loans but may opportunistically invest in second-lien mortgages and other real estate-related assets when such investments meet the Company’s underwriting and risk criteria. While investments are generally funded on a cash basis, the Company may utilize financing arrangements in accordance with its risk management policies. In addition, the Company originates business-purpose real estate loans, including debt service coverage ratio (“DSCR”) loans and bridge loans, which are secured by real property.

The Company conducts its operations as a single operating segment and derives substantially all of its revenues from interest income, loan sales, and real estate-related investment activities.

Preferred Shares Offering

Reg A Shares Offering: Class A

The Company conducted an offering of a maximum amount of $75,000,000 of a single class (“Class A”) of Redeemable Series A Preferred Stock (“Preferred Stock” or “Shares”) at an offering price of $10 per share (the “Reg A Shares Offering”). The minimum permitted investment was $5,000 for Class A Shares. The Reg A Shares Offering was conducted pursuant to Regulation A under Section 3(b) of the Securities Act of 1933, as amended, as a Tier 2 offering.

The Reg A Shares Offering circular was qualified by the U.S. Securities and Exchange Commission (“SEC”) on July 13, 2022. In accordance with Regulation A requirements, the Reg A Shares Offering was initially scheduled to terminate 12 months following qualification. The Company filed a Post-Qualification Amendment on June 30, 2023 to extend the Reg A Shares Offering beyond the initial July 13, 2023 termination date, and subsequently filed an additional Post-Qualification Amendment on August 19, 2024 extending the Reg A Shares Offering through July 13, 2025. The Company submitted a new Regulation A offering on July 11, 2025, which extended the existing offering for six months or until the new offering was qualified. The Reg A Shares Offering ultimately was terminated in November 2025 at which time no additional Class A Shares were offered for sale.

Reg D 506(c) Shares Offering: Class B, Class C, and Class D

The Company previously notified the U.S. Securities and Exchange Commission on February 2, 2023 of its intent to offer Class B, Class C, and Class D Redeemable Preferred Stock (“Class B, C, and D Preferred Stock” or “Class B, C, and D Shares”) pursuant to a Regulation D Rule 506(c) offering (“Reg D 506(c) Shares Offering”). The Reg D 506(c) Shares Offering was available solely to accredited investors, up to an aggregate maximum offering amount of $75,000,000.

The Reg D 506(c) Shares Offering was discontinued concurrently with the Company’s cessation of offering Class A Preferred Shares, and no additional Class B, C, or D Shares have been offered for sale since that time.

Bond Offering

Reg D 506(c) Bond Offering: Class D4, Class D5, and Class E5

As of January 17, 2025, the Company conducts a private bond offering pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933. The bond offering permits the issuance of up to $75,000,000 of Series B Bonds, consisting of Class D4, Class D5, and Class E5 Bonds (collectively, the “Reg D Bonds”). The Reg D Bonds are offered to accredited investors only and are issued on a rolling basis. Each Reg D Bond has a stated value of $1,000 per bond. The minimum investment is $100,000 for Class D4 and Class D5 Bonds and $500,000 for Class E5 Bonds.

Certain Class D5 Bonds include a profit-sharing feature that entitles holders to participate in 10% of excess distributable cash otherwise allocable to common stockholders, subject to cumulative earnings availability and other restrictions. Profit-sharing distributions are not guaranteed, do not represent an equity interest, and terminate upon redemption of the related class D5 Bonds.

The Reg D Bonds are accounted for as debt and interest expense is recognized as accrued. The Reg D Bonds have not been registered under federal or state securities laws and may not be transferred absent an applicable exemption. There is no active or expected secondary market for the Reg D Bonds.

The Reg D 506(c) Class D4 Bonds were discontinued concurrently with the Company’s cessation of offering Class A Preferred Shares, and no additional Class D4 Bonds have been offered for sale since that time. Class D5 and Class E5 Bonds continue to be offered to accredited investors through the Reg D 506(c) private bond offering.

Reg A Bond Offering: Class A1, Class A4, Class B4, and Class B7

The Company conducted an offering of a maximum amount of $75,000,000 of Series B Bonds, Class A1, A4, B4, and B7 (“Reg A Bonds”) pursuant to Regulation A, Tier 2 under the Securities Act of 1933, as amended. The offering Circular was qualified by the SEC on February 13, 2026 and commenced on February 13, 2026. The Reg A Bonds are unsecured debt obligations of the Company. The purchase price of the Reg A Bonds is $1,000 per bond.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of CWS Investments Inc. and its wholly owned subsidiaries CWS-RAI LLC, CWS SFR 1, LLC, and CWS Real Estate Holdings I LLC (the “Company” or “we” or “our”). These subsidiaries have no operations independent of the Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with US GAAP and on the accrual basis of accounting.

The Company consolidates entities in which it has a controlling financial interest, which generally exists when the Company owns a majority of the voting interests or otherwise has the power to direct the activities that most significantly impact the entity’s economic performance. The Company’s fiscal year ends on December 31.

Segment Information

ASC Topic 280, Segment Reporting, requires public entities to report financial and descriptive information about their reportable operating segments. The Company adopted ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures, effective January 1, 2024.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer and President (the “CEO”), who is responsible for allocating the Company’s resources and assessing operating performance. The Company has identified one reportable operating segment, consisting of originating, acquiring, and managing real estate-backed loans and related assets secured primarily by single-family and multi-family residential properties in the United States. This determination is based on the manner in which the Company is organized and how financial information is evaluated by the CODM. The Company generates substantially all of its revenues from interest income on loans, loan origination and other lender fees, and gains on residential mortgage loans purchased in the secondary market at a discount and subsequently sold.

The accounting policies of the operating segment are the same as those described in the Summary of Significant Accounting Policies. There are no differences between the measurements used for internal reporting purposes and those used in the Company’s consolidated financial statements prepared in accordance with U.S. GAAP. The CODM reviews financial information for the Company on a consolidated basis and evaluates operating results and performance without differentiation by loan classification or status.

The CODM uses net income, calculated on the same basis as reported in the Consolidated Statements of Operations, to monitor budgeted versus actual results and to assess operating performance. The CODM is regularly provided expense information at a level consistent with that disclosed in the Consolidated Statements of Operations. The measure of segment assets is reported as total assets on the Company’s Consolidated Balance Sheets.

The Company did not have any intersegment revenues or intra-entity transactions during the periods presented.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates and assumptions are used in, among other areas, revenue recognition; the valuation of accounts receivable, other receivables, loans held for investment, and real estate properties held for investment; the evaluation of impairment on loans and real estate properties held for sale; the determination of the allowance for credit losses; the fair value measurement of financial instruments; the realization of deferred tax assets; income tax provisions; and the evaluation of contingencies and litigation.

These estimates and related assumptions are based on management’s judgment, experience, and information available at the time the estimates are made. While management believes such estimates and assumptions are reasonable, they are inherently subjective and may change as new information becomes available. For any individual estimate or assumption, other reasonable estimates or assumptions may exist, and actual results may differ materially.

Industry Risk

The real estate industry is inherently speculative and subject to cyclical market conditions. Substantially all of the Company’s investments are backed by real estate, and the value and performance of these assets are dependent on general economic conditions and trends in the real estate markets in which the Company operates. Adverse changes in real estate market conditions, including declines in property values, disruptions in credit markets, or periods of economic recession, could adversely affect borrowers’ ability to perform under their obligations and, in turn, the Company’s ability to generate cash flows.

The real estate market has experienced significant volatility over the past several decades, including periods of severe market disruption such as the downturn from 2007 to 2009. Similar events in the future could negatively impact the Company’s operating results, cash flows, and financial condition, which may limit the Company’s ability to pay dividends or redeem outstanding shares and bonds at their stated redemption prices.

Risks Relating to Real Estate Loans

The ultimate performance and value of the Company’s investments will depend, in large part, on the underlying borrowers’ ability to perform under the terms of their mortgage obligations and, where applicable, the Company’s ability to operate any given property so that it produces sufficient cash flow necessary to generate profits. Revenues and cash flows may be adversely affected by changes in national or local economic conditions; changes in local real estate market conditions due to national or local economic developments or changes in local property market characteristics, including, but not limited to, changes in the supply of and demand for competing properties within a particular local market; competition from other properties offering the same or similar services; changes in interest rates and credit market conditions that may affect the ability to finance investments and the value of underlying collateral; the ongoing need for capital improvements, particularly in older building structures; changes in real estate tax rates, insurance costs, and other operating expenses; changes in governmental rules and fiscal policies; civil unrest; acts of God, including earthquakes, hurricanes, and other natural disasters; acts of war or terrorism, which may decrease the availability of, or increase the cost of, insurance or result in uninsured losses; adverse tax consequences; unforeseen increases in operating expenses or borrowing costs; decreases in consumer confidence; the taking of properties by eminent domain; various uninsured or uninsurable risks; the bankruptcy or liquidation of borrowers or tenants; adverse changes in zoning laws; and the impact of present or future environmental legislation and compliance with environmental laws.

If property securing loans becomes real estate owned as a result of foreclosure, deed in lieu, or similar proceedings, the Company bears the risk that it may not be able to sell the property in a timely manner or at a price sufficient to recover its investment and will be exposed to all of the risks associated with the ownership of real property.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at financial institutions and a money market account maintained with Fidelity. Cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase.

Cash Surrender Value of Company-owned Insurance (“COLI”) Policies

The Company owns life insurance policies on current and former officers. The life insurance policies are used to indemnify the Company against the loss of talent, expertise, and knowledge of key employees. Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, changes in the cash surrender values of COLI policies, as they progress towards the ultimate death benefits, are recorded without tax consequences.

Mortgage Loans and Notes Receivable

Mortgage loans and notes receivable are classified as either held for investment or held for sale at the time of acquisition based on management’s intent and ability. Management’s intent is evaluated on a loan-by-loan basis and is reassessed at each reporting date.

Loans Held for Investment (“Loans HFI”)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are classified as Loans held for investment. Loans classified as held for investment are recorded at amortized cost, which includes the unpaid principal balance adjusted for unamortized premiums, discounts, deferred origination fees, and direct loan fees and costs. Premiums, discounts, fees, and costs are amortized or accreted over the contractual life of the loan using the effective interest method.

Interest income on loans held for investment is recognized on the accrual basis. Loans are placed on non-accrual status when, in management’s judgment, the collectability of interest or principal becomes doubtful. Interest payments received on non-accrual loans are generally applied to principal until collectability is reasonably assured. Loans held for investment are evaluated for credit losses in accordance with the Company’s allowance for credit losses policy.

Charge-offs

The Company records charge-offs on Loans HFI when management determines that all or a portion of the unpaid principal balance is uncollectible, which generally occurs when all reasonable means of recovery have been exhausted. Such determinations are based on factors including, but not limited to, significant deterioration in the borrower’s financial condition, sustained non-performance, or circumstances in which the estimated proceeds from the underlying collateral are not expected to be sufficient to repay the outstanding loan balance.

When management determines that all or a portion of a loan is uncollectible, the applicable amount is written off against the Allowance for Credit Losses (“ACL”). Subsequent recoveries of amounts previously charged off, if any, are recorded as a reduction to the ACL when received. Costs incurred in connection with recovery efforts on charged-off loans are expensed as incurred and included in the Consolidated Statements of Operations.

Loans Held for Sale (“Loans HFS”)

Loans are classified as held for sale when management has positively determined that the loans will be sold in the foreseeable future and the Company has the intent and ability to do so. The Company accounts for its Loans HFS under ASC 948 Financial Services – Mortgage Banking, recording loans at the lower of cost or market upon acquisition and subsequently at each reporting date. Market value is based on observable market prices when available or, in the absence of quoted market prices, on valuation techniques that consider expected sales proceeds, prevailing market conditions, and estimated costs to sell. The Company may determine the market value of Loans HFS based on prevailing market prices as reported in Whole Loan Pricing Reports from reputable whole loan trading companies specializing in sales and analytics such as RAMS Mortgage Capital (“RAMS”) and MIAC Analytics.

Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale are not subject to the allowance for credit losses model. Interest income on loans held for sale is recognized on the accrual basis while the loans are in accrual status. Loans HFS are sold with servicing released. Gains and Losses on sales of Loans HFS are based on the difference between the selling price and the carrying value of the related loan sold.

Loan Impairment

Loans HFS are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the carrying value of the loan.

Transfers Between Classifications

Loans may be transferred between held for investment and held for sale classifications when management’s intent changes. On the date an individual loan is transferred from held for investment to held for sale, any previously recorded allowance for credit losses is reversed in earnings and the loan is recorded at its amortized cost basis. Prior to the transfer, the Company applies its charge-off policy to the amortized cost basis. If the amortized cost basis exceeds the loan’s fair value at the date of transfer, the Company records a valuation allowance equal to the difference between the amortized cost basis and fair value.

Loan Purchases

Loans purchased by the Company in the secondary market are recorded at their purchase price, adjusted for any premiums or discounts. Purchased loans are evaluated at acquisition to determine whether they represent purchased credit-deteriorated loans or purchased loans without credit deterioration, in accordance with ASC 326-20, Financial Instruments-Credit Losses.

Purchased loans classified as loans held for investment are recorded at amortized cost, net of any initial allowance for credit losses, if applicable. For loans in accrual status, capitalized purchase premiums, discounts, and acquisition costs are amortized into interest income over the expected life of the loan using the effective interest method.

Acquisition costs related to loans held for sale are capitalized and are included in the carrying amount of the loan and recognized in earnings upon sale.

Loan Origination

The Company originates business purpose real estate loans including DSCR and bridge loans. Loans are recorded at their gross principal amount outstanding at the date of origination. Borrowings under the warehouse line of credit are recorded as repurchase agreement liability and represent short term financing arrangements.

At origination, management evaluates its intent and ability to hold each loan to determine whether the loan should be classified as loans held for sale or loans held for investment. Loans originated with the intent to sell in the near term are classified as loans held for sale, while loans expected to be retained for the foreseeable future are classified as loans held for investment.

Loan Origination Fees and Costs

For loans classified as held for investment, direct loan origination costs that are incremental and directly attributable to the origination of a loan are deferred and recognized in interest income over the contractual term of the loan using the effective interest method. Origination fees and certain non-refundable fees charged to borrowers are deferred and recognized over the life of the loan and are included in Lender Fee income in the Consolidated Statements of Operations.

For loans classified as held for sale, origination fees and costs are recognized in earnings at the time of loan sale.

Performing and Non-performing Loans

The Company classifies loans as performing or non-performing based on the borrower’s payment status and management’s assessment of collectability of principal and interest.

Performing loans are loans where the borrower is current under the contractual terms and management believes the full collection of principal and interest is probable.

Non-performing loans generally include loans where the borrower has become delinquent in making contractual payments or where management has concluded that the collection of principal or interest is no longer probable. Loans may also be classified as non-performing when management determines that factors such as the borrower’s financial condition, payment history, or the value of underlying collateral indicate an increased risk of non-collection, regardless of contractual delinquency status. A loan may be returned to performing status after the borrower resumes contractual payments and management determines that the full collection of principal and interest is probable.

The Company actively works with borrowers of non-performing loans to convert these loans to performing status and subsequently liquidate them at a higher margin. In cases where borrowers are unable to make payments, the Company has several options, including loan modification, deed-in-lieu of foreclosure, or property foreclosure.

Allowance for Current Expected Credit Losses (“ACL”)

The Company records an allowance for credit losses on loans held for investment to reflect management’s estimate of expected lifetime credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. The ACL represents the difference between the amortized cost of loans and the amount expected to be collected. Loans held for sale are not subject to the allowance for credit losses model and are carried at the lower of amortized cost or fair value. Changes in the ACL are recognized through a provision for credit losses in the Consolidated Statements of Operations.

In estimating expected credit losses, the Company utilizes a loss-rate framework that incorporates both historical credit loss information and forward-looking considerations. As part of this process, the Company uses the Current Expected Credit Loss (“CECL”) Scale Tool published by the Federal Reserve as a benchmark to assist in estimating expected loss rates for loans with similar risk characteristics, collateral types, and remaining contractual terms. The scale tool provides cumulative expected loss estimates over various loan life horizons and is used to support management’s development of reasonable and supportable loss assumptions.

The Company applies management judgment in selecting relevant assumptions from the Scale Tool and adjusts the benchmark loss estimates, as necessary, to reflect the specific attributes of its loan portfolio. Such adjustments consider, among other factors, loan-to-value ratios, property type, geographic concentration, borrower credit quality, payment performance, collateral condition, and current and forecasted economic conditions. The Company does not rely solely on the Scale Tool output, and the ACL reflects management’s assessment of conditions specific to the Company’s portfolio. Management reviews the ACL and underlying assumptions on a regular basis and updates the estimate as facts, circumstances, and economic conditions change.

The Company measures expected credit losses of financial assets on a collective, or pool, basis, when the financial assets share similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis.

The Company has identified the following pools of financial assets with similar risk characteristics for measuring expected credit losses:

Real Estate Construction – includes loans which were given to borrowers for rehabilitation/construction of the property.

Real Estate Commercial – includes loans which were given to borrowers for commercial assets including retail, office or multifamily (5 or more units).

Real Estate Residential – includes loans on single family (1-4 unit) properties that were not undergoing any rehabilitation or construction.

PCD – includes loans purchased with credit deterioration.

There were no changes in the factors that influenced management’s estimate of expected credit losses, including changes to policies, methodology, or rationale, from the prior period. Consequently, there are no quantitative effects of changes in the ACL calculation. Management believes the ACL is adequate to cover estimated losses on loans as of June 30, 2026 and December 31, 2025.

The Company’s estimate of the ACL reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled loan modification.

The Company recorded an ACL of $424,000 and $717,529 as of June 30, 2026 and December 31, 2025, respectively. The Company assigns the ACL to each pooled loan proportionally based on its amortized cost relative to the total amortized cost.

Risk Characteristics

Loans in the Real Estate Construction segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Collateral and loan-to-value risk: Credit quality is primarily dependent on the value of the underlying real property, both as-is at origination and as-completed upon project finish. Collateral values are subject to fluctuation based on local real estate market conditions, construction cost inflation, and the borrower’s ability to execute the renovation or construction plan within budget and on schedule. Loans originated with higher loan-to-value ratios relative to the as-completed value carry greater risk of loss in the event of default, as the margin of collateral protection is narrower.

Construction completion risk: Unlike stabilized real estate loans, construction and rehabilitation loans carry the additional risk that the project may not be completed as planned due to cost overruns, contractor disputes, permitting delays, labor or materials shortages, or borrower financial difficulties. An incomplete project at the time of default typically results in a collateral value that is materially lower than the as-completed value underwritten at origination, increasing potential loss severity.

Draw and disbursement risk: Because loan proceeds are advanced in stages based on construction progress, the Company is exposed to the risk that prior draws were used for purposes other than the intended project improvements, that reported milestones were not accurately completed, or that mechanics’ liens or other encumbrances have attached to the property, potentially impairing the Company’s first-lien position.

Borrower and operator risk: Repayment of construction and rehabilitation loans is highly dependent on the borrower’s experience, financial strength, and execution capability. Borrowers with limited construction management experience, inadequate contingency reserves, or deteriorating financial condition present elevated risk of project disruption, default, and loss. The Company evaluates borrower track record, liquidity, and project feasibility at origination; however, these factors may change materially during the loan term.

Exit and take-out risk: Construction and rehabilitation loans are generally short-term in nature, with repayment expected through the sale or refinancing of the completed property into permanent financing. The Company’s loss exposure is therefore also sensitive to conditions in the permanent financing market and the disposition market for completed properties. A deterioration in either market, including rising interest rates that reduce buyer purchasing power or investor demand, or a decline in property values that makes refinancing or sale proceeds insufficient to repay the loan, increases the probability that a loan will not repay at maturity.

Loans in the Real Estate Commercial segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Income and cash flow risk: Unlike residential mortgage loans where repayment derives from the borrower’s personal income, repayment of commercial real estate loans is primarily dependent on the net operating income generated by the underlying property. Net operating income is in turn a function of occupancy levels, achievable rental rates, tenant quality and lease terms, and operating expenses. A decline in any of these factors, including tenant defaults, lease expirations without renewal, rent concessions, or rising operating costs, can impair the property’s debt service coverage and increase the probability of borrower default. The Company underwrites debt service coverage ratios at origination; however, cash flows may deteriorate materially during the loan term.

Property type and use risk: Multifamily properties of five or more units generally exhibit more stable cash flow characteristics than retail or office due to the essential nature of housing demand; however, they remain subject to local supply and demand dynamics, rent control or stabilization regulations, operating cost inflation (particularly property taxes, insurance, and utilities), and the financial condition of the property manager or operator.

Collateral valuation risk: Commercial real estate values are determined primarily by the income-producing capacity of the property (capitalization rate approach) and are therefore directly sensitive to changes in market rental rates, occupancy levels, and investor cap rate expectations. Rising interest rates typically exert upward pressure on cap rates, which reduces property values independent of any change in the property’s cash flows. Appraisals obtained at origination may not reflect current market conditions, particularly in periods of rapid interest rate or market change, and the Company obtains updated valuations on a periodic basis or when indicators of impairment are identified.

Loans in the Real Estate Residential segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Borrower repayment and cash flow risk: Repayment of loans in this segment is dependent on the borrower’s ability to generate sufficient rental income from the property to service the debt and meet other financial obligations. Rental income is in turn a function of occupancy, achievable market rents, tenant quality, and lease duration. A decline in rental demand, an increase in vacancy, or a prolonged period of tenant non-payment can impair the borrower’s debt service capacity and increase the probability of default. For investor-owned rental properties, the Company evaluates the property’s current and projected rent roll, vacancy history, and market rental rates at origination. For owner-occupied properties, if any, repayment is additionally dependent on the borrower’s personal income and employment stability.

Collateral and loan-to-value risk: Credit quality in this segment is significantly influenced by the relationship between the outstanding loan balance and the current market value of the underlying residential property. Loans originated at higher loan-to-value ratios provide a narrower margin of collateral protection and result in higher loss severity in the event of default. Residential property values are subject to fluctuation based on local housing market supply and demand dynamics, interest rate levels, employment conditions, and broader macroeconomic factors. Because these properties are stabilized and not undergoing renovation, collateral values are generally more predictable than in the Real Estate Construction segment; however, they remain subject to market cyclicality and localized deterioration.

Stabilized property and condition risk: Properties in this segment are subject to ongoing physical depreciation, deferred maintenance, and condition-related value deterioration over time. Borrowers who fail to maintain adequate property condition, including necessary repairs, capital expenditure reserves, insurance coverage, and property tax payments, may impair the collateral value and marketability of the property over the loan term.

Prepayment risk. Loans in this segment may be subject to voluntary prepayment by the borrower, particularly in declining interest rate environments where borrowers can refinance at lower rates. While prepayment generally results in full recovery of outstanding principal, it may result in the loss of anticipated interest income and prepayment penalty income if the borrower refinances outside of any applicable prepayment protection period.

Loans in the PCD segment share the following risk characteristics that informed the Company’s methodology for estimating expected credit losses:

Pre-existing credit deterioration: By definition, every loan in this segment exhibited more than insignificant credit deterioration prior to the Company’s acquisition. This distinguishes PCD loans from loans originated by the Company, where credit deterioration, if any, occurs after origination. The existence of pre-existing deterioration means that expected credit losses are embedded in the acquisition price and are recognized as an allowance for credit losses on the date of acquisition through the gross-up methodology required by ASC 326, rather than as a charge to the provision for credit losses. The day-one allowance reflects the Company’s estimate of expected credit losses over the remaining contractual life of each loan at the acquisition date.

Recovery risk: PCD loans are frequently collateral-dependent at or shortly after acquisition, as borrowers exhibiting significant credit deterioration often have limited capacity to repay from cash flow.

Loan resolution and workout risk: PCD loans require active portfolio management and workout strategies that may include loan modifications, forbearance agreements, deed-in-lieu arrangements, short sales, or foreclosure proceedings. The timeline and cost of resolution are subject to significant uncertainty, including borrower cooperation, legal and foreclosure timelines in applicable jurisdictions, property condition at the time of recovery, and market conditions at the time of disposition. Extended resolution timelines increase the Company’s carrying costs, including legal fees, property maintenance, insurance, and taxes, and may reduce net recovery proceeds. The Company’s loss estimates for PCD loans incorporate assumptions about resolution timelines and associated costs based on historical experience and current market conditions.

Concentration and portfolio acquisition risk: PCD loans are typically acquired as part of a portfolio purchase rather than individually, which means the Company assumes exposure to multiple loans simultaneously, potentially across multiple property types, borrower profiles, and geographic markets. Portfolio acquisitions may result in concentrations of credit risk in specific markets or property types that are not present in the Company’s originated loan portfolio. The Company conducts portfolio-level due diligence prior to acquisition, including independent collateral valuations, title searches, and review of available payment and borrower financial data; however, information available for acquired loans may be less complete than for originated loans, and actual credit losses may differ materially from acquisition-date estimates.

Credit Quality Indicators

The Company monitors the credit quality of Loans HFI through the use of an internal letter grading system.

Loans originated by the Company - The Underwriting Team assesses each loan and the proposed terms of the loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. The Underwriting Team uses an internal grading system to assign one of five letter grades, from A to E, to each loan. The letter grade generally reflects the overall risk of the loan. Loans with a letter grade of A or B generally pose minimal risk to the Company and generally exhibit the following characteristics: a combined loan to value that includes senior and subordinated positions of less than 60%, loan amount is less than 50% of the borrower’s net worth, a credit score of greater than 650, secured collateral position, and the borrower having more than 5 years of experience with renovating properties if the loan is a construction loan.

Loans acquired by the Company – Loans are assigned a letter grade by the Underwriting team. Loans are classified as Purchased Credit Deteriorated if, at the acquisition date, the loan has experienced a more-than-insignificant deterioration in credit quality since its origination.

Credit quality indicators were updated as of June 30, 2026.

Loans HFS are evaluated based on three key characteristics:

Property – The condition of the underlying property is assessed through exterior inspections. In addition, the Company’s underwriting team, which includes the Chief Executive Officer and members of the asset management team, evaluates title documentation to confirm its accuracy. For loans acquired in a first-lien position, the underwriting team performs a title search to verify that the mortgage lien is in first position and that the seller is the legal holder of the loan. The underwriting team also confirms the status of property taxes and identifies any existing liens or encumbrances that could have priority over the mortgage lien.

Borrower – The Underwriting Team’s evaluation includes a review of the mortgage servicing notes, payment history, and a background check on the borrower. Key criteria such as the number of bankruptcy filings and the borrower’s willingness to work with previous lien holders are analyzed to gauge the likelihood of reaching a resolution with the borrower.

Predicament – In the case of a non-performing loan, the underwriting team investigates the circumstances that led to the borrower’s current situation, whether it was due to extenuating circumstances such as a death, divorce, disability, or a temporary loss of income.

These factors are integrated into an in-house financial model to determine potential outcomes and risks associated with the loan, ultimately guiding the Underwriting Team in establishing an appropriate acquisition price.

Purchased Credit Deteriorated Assets (“PCD”)

Purchased credit deteriorated refers to a financial asset that has experienced a significant deterioration in credit quality since its origination, and has been purchased, not originated by the current holder. PCD assets are accounted for using a “gross-up” method, where the expected credit losses are added to the purchase price to determine the initial amortized cost.

The Company assesses what is more-than-insignificant credit deterioration since origination and considers the purchased assets with the following characteristics to be consistent with the factors that affect collectability in ASC 326, Financial Instruments – Credit Losses (“ASC 326”). The Company records the allowance for credit losses for the following assets:

a.	Financial assets that are delinquent, including maturity default, as of the acquisition date

b.	Financial assets that have been downgraded since origination

c.	Financial assets that have been placed on nonaccrual status

d.	Financial assets for which, after origination, credit spreads have widened beyond the threshold specified in its policy.

PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment and can be found in the section titled Allowance for Current Expected Credit Losses (“ACL”). In accordance with ASC 326, when an entity uses a non-discounted cash flow method, the initial allowance for credit losses for PCD assets should be based on the asset’s unpaid principal balance and not its amortized cost basis. The initial allowance is then added to the asset’s “initial amortized cost basis” (e.g. purchase price). This is required and was needed to avoid a potentially circular calculation in which the allowance is based on the collectability of the amortized cost bases of an asset, but it also impacts the amortized cost basis through the PCD gross up. In subsequently measuring the ACL, ASC 326 requires that the methodology used be applied consistently over time. Accordingly, when the Company applies a non-discounted cash flow approach, such as its loss-rate framework, the ACL for purchased credit-deteriorated assets is determined based on the unpaid principal balance rather than the amortized cost basis of the asset.

The Company measures expected credit losses of PCD assets on a collective, or pool, basis when the financial asset has similar characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium. The noncredit discount or premium is amortized into interest income over the life of the loan using the effective interest method. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses expense.

In accordance with ASC 310 – Receivables, the recognition of income on PCD assets is dependent on having a reasonable expectation about the amount to be collected over the life of the asset. When we can no longer reasonably estimate the amount expected to be collected, we place the PCD asset on nonaccrual status. The ability to place a financial asset on nonaccrual status is not used to circumvent the recognition of a credit loss. When a PCD asset is placed on nonaccrual status, the accrual of interest on loans and the accretion of any noncredit discount or premium is discontinued. Any payments received by the Company while a PCD loan is in nonaccrual status are applied against principal.

Real Estate Property

Real Estate Purchase Price Allocations

Upon the acquisition of real estate properties which do not constitute the definition of a business, the Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are recorded to the components of the real estate assets acquired. In determining fair values for multifamily apartment acquisitions, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets and assumed liabilities using methods like those used by independent appraisers (e.g., discounted cash flow analysis) and which utilize appropriate discount and/or capitalization rates and available market information. In determining fair values for single-family residential home acquisitions, the Company utilizes information obtained from county tax assessment records and available market information to assist in the determination of the fair value of land and buildings. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates and the number of years the property will be held for use. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income or loss. Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Real estate properties held for use are carried at historical cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over their estimated useful lives, generally ranging from 15 to 40 years. Land is not depreciated. The Company capitalizes expenditures that extend the useful life or improve the functionality of the property, while maintenance and repair costs are expensed as incurred. Properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Lessor

The Company classifies its leases at inception as operating, direct financing or sales-type leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Furthermore, when none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. Currently, the Company classifies all of its lessor arrangements as operating leases.

Impairment of Real Estate Property Held for Use

The Company evaluates its real estate property held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such indicators may include, but are not limited to, a significant decline in a property’s market value, a significant adverse change in the physical condition or use of a property, a significant adverse change in legal factors or business climate that could affect the value of a property, or the accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a property.

When such indicators are present, the Company performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset over its estimated remaining holding period, including the estimated net proceeds from the ultimate disposition of the property, to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the asset is considered impaired and the Company recognizes an impairment loss equal to the excess of the carrying amount over the estimated fair value of the asset.

Fair value is determined using methodologies consistent with ASC Topic 820 – Fair Value Measurement, and may be based on a number of factors, including discounted cash flow analyses using appropriate market discount and capitalization rates, third-party appraisals, letters of intent, executed sales contracts, or other available market information. The estimation of fair value requires significant judgment and assumptions, including assumptions regarding future rental rates, occupancy levels, operating expenses, capital expenditure requirements, holding periods, and market discount and capitalization rates, all of which are subject to economic and market uncertainties.

Impairment losses are recognized in the period in which the indicators are identified and the recoverability test confirms impairment and are presented within Impairment Loss in the Company’s Consolidated Statements of Operations. Once recognized, impairment losses are not reversed for subsequent recoveries in fair value. The impaired asset’s reduced carrying amount becomes its new cost basis, which is depreciated over the asset’s remaining useful life.

Real Estate Property Held for Sale

The Company classifies real estate property as held for sale when all of the following criteria are met: management commits to a plan to sell the property; the property is available for immediate sale in its present condition; an active program to locate a buyer has been initiated; the sale is probable and expected to be completed within one year; the property is being actively marketed at a price that is reasonable in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Upon classification as held for sale, the Company ceases depreciation of the asset and measures the property at the lower of its carrying amount or fair value less estimated costs to sell. Costs to sell include incremental direct costs to transact the sale, such as broker commissions, legal fees, and transfer taxes, but exclude costs associated with the ongoing operation of the asset during the selling period.

Impairment of Real Estate Property Held for Sale

If the fair value less estimated costs to sell is less than the carrying amount at the time of classification, or at any subsequent measurement date, an impairment loss is recognized for the difference. Fair value is determined using methodologies consistent with ASC Topic 820, Fair Value Measurement, and may be based on executed sales contracts, letters of intent, third-party appraisals, direct capitalization analyses using market capitalization rates, or other available market data. Given the active marketing process inherent in a held for sale classification, executed contracts or letters of intent, when available, are generally considered the most reliable indicators of fair value. Impairment losses are included in Impairment Losses in the Consolidated Statements of Operations.

Unlike real estate assets held for use, subsequent increases in the fair value less estimated costs to sell of a held for sale asset may result in the reversal of a previously recognized impairment loss. However, any such reversal is limited to the cumulative impairment losses previously recognized on the asset following its classification as held for sale. Impairment losses and any subsequent reversals are presented within impairment losses in the Company’s Consolidated Statements of Operations in the period in which they are identified.

Real estate assets classified as held for sale are presented separately on the Company’s Consolidated Balance Sheets and are not reclassified to prior periods for comparative purposes unless the asset met the held for sale criteria as of the prior balance sheet date.

Other Real Estate Owned (“OREO”)

Other real estate owned consists of properties acquired through foreclosure proceedings, acceptance of a deed in lieu of foreclosure, or other resolution of troubled loans. OREO is initially recorded at fair value less estimated costs to sell on the date of acquisition, which establishes the new cost basis of the property. If the fair value less estimated costs to sell at the date of acquisition is less than the outstanding loan balance, the difference is recorded as a loss on transfer from loan to OREO in the Gain (loss) on transfer from loan to OREO in the Consolidated Statements of Operations in the period in which the transfer occurs. If the fair value less estimated costs to sell exceeds the outstanding loan balance at the date of transfer, the difference is recorded as a gain on transfer from loan to OREO in the Gain (loss) on transfer from loan to OREO in the Consolidated Statements of Operations in the period in which the transfer occurs.

Subsequent to initial recognition, OREO is carried at the lower of the initial recorded amount or fair value less estimated costs to sell at each reporting date. Fair value is determined using methodologies consistent with ASC Topic 820, Fair Value Measurement, and is generally based on third-party appraisals, broker price opinions, executed sales contracts, letters of intent, or other available market data. The Company obtains updated appraisals on OREO properties at least annually, or more frequently when circumstances indicate that the carrying amount may not be recoverable, such as a significant decline in local real estate market conditions, deterioration in the physical condition of the property, or the receipt of an offer or market feedback indicating a value below the current carrying amount.

If the fair value less estimated costs to sell at any subsequent measurement date is less than the carrying amount, a write-down is recognized and charged to OREO expense in the period identified. Costs to sell include incremental direct costs to transact the sale, such as broker commissions, legal fees, and transfer taxes. Costs associated with the ongoing maintenance, operation, and carrying of OREO properties, including property taxes, insurance, utilities, and routine maintenance, are expensed as incurred.

Subsequent increases in the fair value less estimated costs to sell may result in the reversal of a previously recognized write-down. Any such reversal is limited to cumulative write-downs previously recognized on the property subsequent to foreclosure and is credited to OREO expense in the period the recovery is identified. Gains and losses realized upon the ultimate sale of OREO properties are recognized in the period of sale and are recorded in Gain (loss) on Sale of OREO.

Depreciation is not recorded on OREO properties, as these assets are held for sale and are expected to be disposed of in the near term. The Company actively markets all OREO properties and pursues disposition strategies intended to minimize the carrying period and associated holding costs.

OREO is presented separately in the Company’s Consolidated Balance Sheets. Properties are evaluated individually for impairment, as each property has distinct characteristics, market conditions, and disposition timelines.

Reclassification

When management makes a formal, documented determination that a property originally acquired through foreclosure or deed in lieu will be retained for the long-term production of rental income rather than sold, the property is reclassified from OREO to Real Estate Property Held for Use in accordance with ASC 360-10, Property, Plant and Equipment. The decision to reclassify requires affirmative action by management, including adoption of a formal hold for investment plan and evidence that the property is being prepared for or placed into rental service.

Upon reclassification from OREO to Real Estate Property Held for Use, the property is recorded at the lower of its carrying amount at the date of reclassification or its fair value at that date. Any excess of carrying amount over fair value at the reclassification date is recognized as a loss immediately. Appreciation in fair value occurring between the foreclosure date and the reclassification date is not recognized.

If management subsequently decides to sell a property classified as Real Estate Property Held for Use, it is reclassified to Real Estate Property held for sale in accordance with ASC 360 when all of the held for sale criteria are met, including the existence of an active program to locate a buyer and the expectation that the sale will be completed within one year. Upon reclassification to held for sale, depreciation ceases and the property is remeasured at the lower of its carrying amount or fair value less costs to sell, with any resulting write-down recognized immediately as a loss.

Off-Balance-Sheet Credit Exposures

ASC 326 defines off-balance-sheet credit exposures as the credit exposures on off-balance-sheet loan commitments, standby letters of credit, financial guarantees not accounted for as insurance, and other similar instruments, except for instruments within the scope of Topic 815.

The Company estimates its liability for off-balance sheet credit exposures for unfunded loan commitments using the loss-rate method. The loss-rate method Management used is the SCALE method discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”). Additionally, Management considered the same qualitative factors in its calculation of the liability for credit losses related to unfunded loan commitments as discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”).

Other Receivable, net

The Company incurs and pays loan expenses considered to be recoverable from borrowers (“Advances”). Advances include but are not limited to: forced placed insurance, property taxes, legal, and utility bills. Proper documentation is provided to the loan servicer and subsequently, the recoverable expense is added to the loan balance. The recoverable expense may be collected directly from the borrower, may reduce proceeds in the event of foreclosure, or may reduce or increase the gain or loss upon sale of the loan.

As of June 30, 2026, advances outstanding totaled $1,203,968, with a related allowance for credit losses of $109,922. As of December 31, 2025, advances outstanding totaled $772,916, with a related allowance for credit losses of $219,828. Advances are included in Other Receivables, net in the Consolidated Balance Sheets.

Other Receivables, net in the accompanying Consolidated Balance Sheets is summarized as follows:

	June 30, 2026	December 31, 2025
Advances - Forced placed insurance	$66,222	$77,032
Advances - Legal Fees	322,736	371,287
Advances - Miscellaneous	2,498	16,952
Advances - Tax*	788,522	41,840
Other	23,990	265,805
Total Other Receivables	$1,203,968	$772,916
Allowance for credit loss	(109,922)	(219,828)
Other Receivables, net	$1,094,046	$553,088

*	The increase in Advances - Tax as of June 30, 2026 as compared to December 31, 2025 is primarily due to a payment of approximately $701,000 for the redemption of a property that had been sold at a tax sale. The Company redeemed the property to protect its lien position and preserve the value of the underlying collateral. Management expects approximately $550,000 of the amount paid to be recovered by the Company through the redemption process, though the timing of recovery is uncertain pending final court proceedings.

Revenue Recognition

Interest Income on Loans

When a loan is considered performing or in accrual status, interest income includes interest at stated rates based on the contractual payment terms of the loan. If a loan is prepaid, the Company immediately recognizes the amount of interest calculated in the payoff statement as an increase to interest income.

When a loan is placed on non-performing or nonaccrual status, previously accrued but unpaid interest is reversed through interest income. When a loan is placed on nonaccrual status, the accrual of interest on loans is discontinued and any payments received by the Company while a loan is in nonaccrual status are applied against principal on a cash basis.

Rental Revenue

Rental revenue is recognized according to the guidance in ASU 2016-02, Leases (Topic 842) on a straight-line basis over the term of the lease.

Non-interest income on Loans

The Company earns non-interest income related to its loan activities, which primarily includes late fees, reimbursement of seller-paid loan advances on purchased loans, and broker fees earned on loans not originated by the Company.

Late fees are assessed in accordance with contractual loan terms when borrowers fail to make required payments by the specified due date. Late fees are recognized as non-interest income when collected, as the timing and amount of such fees are dependent on borrower performance and are not considered part of contractual interest.

The Company may purchase a loan on the secondary market with outstanding balances for certain loan-related advances paid prior to acquisition, such as delinquent interest, tax escrows, insurance premiums, or other protective advances. Amounts recovered from borrowers related to such seller-paid advances are recognized as non-interest income on a cash basis when collected if the loan is in accrual status. If the loan is in nonaccrual status, the amounts recovered from borrowers are applied to principal.

The Company may also earn broker fees in connection with facilitating loans for third parties where the Company does not originate or hold the loan. Broker fees are recognized as non-interest income when the related services have been performed and the fee is earned, generally upon loan closing, and are not associated with ongoing performance obligations or credit risk of the underlying loan.

Gain on Sale of Mortgage Loans

Gains and losses on sales of mortgage loans are based on the difference between the sale proceeds and the carrying value of the loan sold.

Gain on Transfer of Loan to OREO

Gains and losses on transfers of loan to OREO are based on the difference between the fair market value of the real estate acquired through foreclosure and the carrying value of the loan at the date of transfer.

Gain (Loss) on Sale of OREO

Gains and losses on sales of OREO are calculated by comparing the carrying value of the property acquired through foreclosure or deed in lieu with the proceeds received from the sale. If the sale proceeds exceed the book value, a gain is recognized. Conversely, if the sale proceeds are less than the book value, a loss is recognized.

Gain on Sale of Real Estate Property

Gains and losses on sales of real estate property held for sale are based on the difference between the sales proceeds and the carrying value of the real estate sold.

Gain on Extinguishment of Debt

The Company accounts for extinguishments of debt in accordance with ASC 405-20, Liabilities—Extinguishments of Liabilities, and ASC 470-50, Debt—Modifications and Extinguishments. A liability is derecognized when it has been extinguished, either through payment to the creditor or by legal release from the obligation. Gains and losses on extinguishment of debt are based on the difference between the amount paid to settle the obligation and the carrying value of the obligation at the date of extinguishment. From time to time, the Company acquires real estate through foreclosure or deed in lieu of foreclosure that remains subject to a senior lien. When a senior lienholder agrees to accept a discounted payoff in full satisfaction of the lien, the difference between the carrying value of the senior lien obligation and the payoff amount is recognized as a Gain on Extinguishment of Debt in Other Income in the Consolidated Statements of Operations.

Other miscellaneous income

The Company earns miscellaneous income that is not derived from its primary lending activities. Other miscellaneous income primarily includes credit card cash rewards, ticket sales from conferences hosted by the Company, and dividends earned on cash held in its money market account.

Credit card cash rewards represent rebates earned on qualifying purchases made using the Company’s corporate credit cards. Credit card rewards are recognized as other miscellaneous income when the rewards are earned and become realizable, typically based on statements provided by the card issuer.

Ticket sales from conferences and events hosted by the Company are recognized as revenue when the related event occurs, as the Company’s performance obligation is satisfied at that time. Ticket sales received in advance of an event are recorded as deferred revenue until the event is held.

Dividends earned on cash held in money market accounts, including accounts maintained with Fidelity, are recognized as other miscellaneous income when declared and earned in accordance with the terms of the underlying investments. Dividend income is not considered interest income and is presented separately from interest income on loans and is included in Other Revenue in the Consolidated Statements of Operations.

Income Taxes

The Company uses the asset and liability method of ASC 740 to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized. The Company is taxed as a C corporation and recognizes income tax expense in interim periods by applying its estimated annual effective tax rate to year-to-date income before income taxes, adjusted for any discrete items recognized in the interim period. For the SME June 30, 2026, the Company recorded income tax expense of $1,259,946 based on an estimated annual effective tax rate of 26%.

The recognition of certain net deferred tax assets of our reporting entities is dependent upon, but not limited to, the future profitability of the reporting entity, when the underlying temporary differences will reverse, and tax planning strategies. Further, Management’s judgment regarding the use of estimates and projections is required in assessing the Company’s ability to realize the deferred tax assets relating to Net Loss carryforwards.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It requires a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, in an income tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Redeemable Shares

All Series A Preferred Shares contain a redemption feature that permits the redemption of such Shares. Class A Preferred Stock is subject to a four-year holding period (“Class A Lock-up Period”), and Class B, C, and D Preferred Stock is subject to a three-year holding period (“Class B, C, D Lock-up Period”).

In accordance with ASC 480, conditionally redeemable Series A Preferred Shares—including Class A and Class B, C, and D Preferred Stock that are redeemable either at the option of the holder or upon the occurrence of events not solely within the Company’s control—are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480.

The Company recognizes changes in redemption value immediately as they occur. Series A Preferred Shares that are redeemed prior to the expiration of the applicable lock-up period are subject to a penalty or discount to the stated redemption value; however, such shares are presented at their original issuance price of $10 per share.

Noninterest Expense

Expenses are recognized in the period in which they are incurred using the accrual basis of accounting. Expenses are recorded when goods or services are received, amounts are probable, and costs can be reasonably estimated, regardless of the timing of cash payments.

Expenses primarily consist of personnel expenses, loan expenses, real estate expenses, and other general and administrative expenses. Costs that directly relate to specific transactions or activities are charged to expense as incurred unless required to be capitalized under U.S. GAAP.

Personnel Expenses include salaries, bonuses, payroll taxes, and employee-related benefits and are recognized in the period in which the related services are rendered.

Loan expenses consist primarily of due diligence costs, legal fees, servicing fees, and inspections and valuations and are recognized as the related services are performed.

General and administrative expenses include marketing, advertising, investor relations costs, technology, software, depreciation and are expensed as incurred.

Depreciation and amortization are recognized over the estimated useful lives of the related assets on a systematic basis.

Offering-related and financing costs are accounted for in accordance with applicable guidance, with costs directly attributable to the issuance of equity or debt securities capitalized and amortized or netted against proceeds, as appropriate. All other offering and transaction-related costs are expensed as incurred.

If expenses are incurred on behalf of, or benefit, multiple activities or periods, such costs are allocated using a method that management believes reasonably reflects the nature of the underlying activity.

3. LOANS, HELD FOR INVESTMENT, NET (“LOANS HFI”)

Loans held for investment, net in the accompanying Consolidated Balance Sheets are summarized as follows:

	June 30, 2026	December 31, 2025
Unpaid Principal Balance	$19,878,298	$28,857,776
Less: ACL	(424,000)	(717,529)
Less: Discount	(3,715,922)	(1,302,074)
Less: Nonaccrual payments applied to principal	(122,452)	(132,474)
Net Deferred Fees and Costs	16,397	117,840
Accrued Interest	440,807	365,921
Loans HFI, net	$16,073,128	$27,189,460

The Company may withhold certain lender fees and prepaid interest from the funding of Loans HFI. The amount of the UPB withheld for prepaid interest is included in Discount. The amount of the UPB withheld for lender fees is included in Net Deferred Fees and Costs.

Collateral-Dependent Loans

Loans are considered collateral-dependent when repayment of the loan is expected to be derived primarily from the liquidation or operation of the underlying real estate collateral rather than from the borrower’s ongoing cash flows.

The Company considers a loan to be collateral-dependent when both:

1.	The borrower is experiencing financial difficulty, and

2.	Repayment is expected to be substantially provided by the sale or foreclosure of the underlying collateral.

For loans classified as held for investment, the allowance for credit losses is measured based on the estimated fair value of the collateral, less costs to sell. The fair value of collateral is determined using third-party appraisals, broker price opinions, recent comparable sales, or other relevant valuation techniques. Costs to sell include expected selling costs such as broker commissions, legal fees, and other directly attributable disposal costs. If foreclosure is probable, the fair value of collateral is used without regard to borrower cash flows.

When the net collateral value is less than the amortized cost of the loan, the shortfall is recognized through the allowance for credit losses. Changes in collateral values and estimated selling costs are evaluated at each reporting date and reflected in the allowance for credit losses as appropriate.

For loans classified as held for sale, collateral-dependent loans are carried at the lower of amortized cost or fair value, less costs to sell, and no allowance for credit losses is recorded.

4. LOANS, HELD FOR SALE, NET

The following table summarizes the balance of Loans, held for sale, net in the accompanying Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Unpaid Principal Balance	$2,387,043	$2,863,044
Less: Purchase Discount	(474,040)	(1,417,276)
Less: Nonaccrual payments applied to principal	(150,951)	(163,573)
Less: Impairment	-	(4,000)
Closing Costs	6,889	23,087
Loans HFS, net	$1,768,941	$1,301,282

5. REAL ESTATE PROPERTY, HELD FOR USE (“REAL ESTATE HFU”)

Real Estate Property, held for use, net in the accompanying Consolidated Balance Sheets are summarized as follows:

	June 30, 2026	December 31, 2025
Buildings and improvements	$18,760,482	$8,492,924
Land	4,370,314	1,114,014
Acquisition Costs	16,146	11,008
Total, at cost	$23,146,942	$9,617,946
Less: Accumulated Depreciation	(197,753)	(14,166)
Less: Impairment Loss	(68,100)	(68,100)
Net carrying value at End of Period	$22,881,089	$9,535,680

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 29, 2026 and determined that except for the following, there have not been any events that have occurred that would require adjustments to or disclosures in the consolidated financial statements.

Subsequent to June 30, 2026, the Company settled a borrower claim relating to one of its loans, without any admission of liability, fault, or wrongdoing. Under the settlement, the Company agreed to pay approximately $1,875,000, of which $285,000 is reimbursable from insurance. The lawsuit has been dismissed with prejudice. Even after giving effect to the settlement payment, the loan generated net positive income.

Subsequent to June 30, 2026, the Company obtained financing secured by 13 of the real estate properties in its portfolio. The financing consists of a loan in the aggregate principal amount of $1,983,000, bearing interest at a fixed rate of 7.06% per annum, with a maturity date of September 9, 2031. The Company intends to use the proceeds from this financing for the acquisition of additional loans and/or real estate properties.

ITEM 4: INDEX TO EXHIBITS

Exhibit

Certificate of Incorporation, CWS Investments Inc., dated February 22, 2022	2.1
Bylaws, with amendments, of CWS Investments Inc., dated May 16, 2023	2.2
Articles of Amendment, CWS Investments Inc., dated January 20, 2023	2.3
Form of Subscription Agreement	4.1
Form of CWS Investments Inc. Bond	4.2
Loan Servicing Agreement, Madison Management Loan Servicing, LLC, dated October 26, 2022	6.1
Revolving Line of Credit Agreement with Time Bank, dated May 28, 2026.	6.2
Escrow Agreement with North Capital Investment Technology, Inc., dated June 8, 2022	8.1
Power of Attorney (included on signature page)	10.1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments Inc.

By:	/s/ Christopher Seveney
Christopher Seveney
President, CEO and CFO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Christopher Seveney	President, CEO, CFO and	September 29, 2026
Christopher Seveney	Chairman of the Board of Directors

/s/ Delaney Hoyle	Chief Operating Officer, Board Secretary	September 29, 2026
Delaney Hoyle

/s/ Jeffrey Laroche	Member at Large	September 29, 2026
Jeffrey Laroche

/s/ Alan Belniak	Member at Large	September 29, 2026
Alan Belniak